Exhibit 99.1

EXHIBITS

Exhibit Number	Page
99.1

Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange regarding the following matters:

(a)Appointment of Governance, Nomination and Sustainability Committee Advisor; and

(b)Confirmation of appointment of new officers.

March 22, 2022

Philippine Stock Exchange

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:	Ms. Janet A. Encarnacion

Head - Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with respect to certain disclosable events/information.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

March 22, 2022

SECURITIES & EXCHANGE COMMISSION

Secretariat Building,PICC Complex,

Roxas Boulevard, Pasay City

Attention:	Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with respect to certain disclosable event/information.

Very truly yours,

/s/Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,503 As of February 28, 2022	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	March 22, 2022
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 8816-8553
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

11.	Item 4 (Election of Directors and Officers)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on March 22, 2022:

1.	The Board approved the appointment of Mr. Alfredo S. Panlilio as Advisor of the Governance, Nomination and Sustainability Committee, effective immediately.

2.	The Board confirmed the appointment of the following new officers to the positions, and effective dates, indicated opposite their respective names:

	Name	Position/Title	Effectivity Date
1.	Roderick S. Santiago	First Vice President/Deputy Network Head	January 16, 2022
2.	Gary Manuel Y. Kho	First Vice President/Head of Digital Innovation	October 1, 2021
3.	Anna Karina V. Rodriguez	Vice President/Head of Portfolio Value Management	October 16, 2021
4.	Audrey Lyn S. Oliva	Vice President/Head of Strategic Analytics	December 1, 2021
5.	Evert Chris R. Miranda	Vice President/Head of Product Management (Digital Services)	September 16, 2021
6.	Rai Antonio A. De Jesus	Vice President/IT Category Head	August 1, 2021
7.	Marielle M. Rubio	Vice President/Head of Program Management	August 1, 2021

Mr. Roderick S. Santiago has over 26 years of experience in managing strategic IT and network projects. He worked at AT&T for over 10 years and was the Senior Technical Director from November 2011 until he joined PLDT in January 2022. He also served as Senior Radio Frequency Manager of Sprint from August 2005 to November 2011, and Principal Radio Frequency Engineer/Radio Frequency Manager of Verizon Wireless/MSI from May 2000 to August 2005. Mr. Santiago graduated with a Bachelor of Science in Electronics & Communications Engineering Degree from Mapua Institute of Technology.

Mr. Gary Manuel Y. Kho has over 28 years of experience in IT and business consulting services. He was Chief Software Architect of Ericsson (Hongkong) from May 2016 until he joined PLDT in October 2021. He worked at Ericsson (Singapore) and served as Senior Enterprise Architect from August 2014 to May 2016, and BSS Solution Architect from November 2013 to August 2014. Prior to that, he also worked at IBM Global Business Services, IBM (Mexico) as Project Manager & Solution Architect from June 2013 to September 2013, Technical Project Manager from October 2012 to May 2013, and Transformation Enterprise Architect from May 2011 to June 2012. Mr. Kho graduated with a Bachelor of Science in Engineering Degree, Major in Electronics and Communications Engineering from De La Salle University.

Ms. Anna Karina V. Rodriguez was a freelance consultant involved in educational reform programs prior to joining PLDT in October 2021. She was the Managing Director for Europe, Middle East and Africa of ABS-CBN Corporation from April 2015 to June 2016, Chief

Financial Officer and Strategic Planning Head of ABS-CBN Global from August 2004 to March 2015, Assistant Vice President for Finance of ABS-CBN Corporation from August 2000 to July 2003, and Director for Finance and Administration of Studio23 from August 1996 to July 2000. Ms. Rodriguez graduated with a Bachelor of Science in Business Administration and Accountancy Degree from the University of the Philippines. She obtained her Master of Science in Business Administration and Management Degree from Stanford University.

Ms. Audrey Lyn S. Oliva is an experienced business analyst with strong financial and marketing background. Prior to joining PLDT in December 2021, she worked at Global Max Services Pte Ltd and served as Director for Analytics, Business and Channel Development from March 2019, and Director for Analytics and Insights from July 2017 to February 2019. She also worked at the Wireless Consumer Division of Smart Communications, Inc. (“SMART”) for over 16 years and was the Assistant Vice President for Analytics and Insights from January 2016 to June 2017, and Assistant Vice President for Business & Consumer Analytics from July 2013 to December 2015. Her previous positions in SMART included Customer Analytics & Modeling Senior Manager from May 2011 to June 2013, Customer Lifecycle Management Senior Manager from June 2009 to May 2011, Voice Product Marketing Senior Manager from July 2008 to May 2009, and Voice/SMS Product Marketing Manager from January 2006 to June 2008. Ms. Oliva graduated with a Bachelor of Science in Management Degree, Major in Legal Management from Ateneo de Manila University, and obtained her Master’s in Business Administration degree from same university.

Ms. Evert Chris R. Miranda has over 20 years of experience in building market presence and driving revenue growth in highly competitive markets such as IT and telecommunications. She served as Senior Vice President and Head of New Business Team of GMA New Media, Incorporated from October 2020 until she joined PLDT in September 2021. She also worked at Digify, Incorporated, a subsidiary of GMA New Media, and served as General Manager & Senior Vice President from July 2014 to September 2020, Assistant Vice President for Special Projects from January 2012 to June 2014, and Business Development Head for Consumer Business from March 2008 to December 2011. Ms. Miranda graduated with a Bachelor of Science in Commerce Degree, Major in Marketing Management from De La Salle University.

Mr. Rai Antonio A. De Jesus was the Vice President and Regional Head-Technology Procurement of Citibank N.A. from August 2013 until he joined PLDT in August 2021. Prior to that, he worked at Accenture Inc., and served as Technology Category Manager for Philippines from May 2012 to August 2013, and Sourcing and Procurement Operations Team Lead from October 2010 to May 2012. He also worked at Emerson Electric Asia Ltd. as Senior Procurement Specialist for Mechanical Category from August 2007 to October 2010. Mr. de Jesus graduated with a Bachelor of Science in Industrial Engineering Degree, Major in Operations Management from Mapua University. He obtained his Master of Business Administration Degree from De La Salle University. Mr. de Jesus is a Certified Professional in Supply Chain and holds a Diploma in Supply Chain Management from the International Trade Center, Geneva, Switzerland.

Ms. Marielle M. Rubio has 20 years of experience in the areas of operation management, customer service, process improvement, change and project management, performance management, budgeting and forecasting, business development and training and quality. Prior to joining PLDT in August 2021, she worked at Makati Medical Center as Vice President/Division Head, Service Operations from July 2015, and Assistant Vice President for Inpatient Service from April 2010 to June 2015. Before that, she worked for over 7 years at E-PLDT Ventus Inc. and served as Deputy Site Director from April 2006 to April 2010, Operations Manager from April 2004 to March 2006, and Team Leader from June 2002 to March 2004. Ms. Rubio graduated with Bachelor of Science in Hotel, Restaurant and Institution Management Degree from the University of the Philippines.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PLDT Inc.

By:

/s/Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

March 22, 2022

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/ Marilyn A. Victorio-Aquino
Name	:	Marilyn A. Victorio-Aquino
Title	:	Corporate Secretary

Date:  March 22, 2022